Filed pursuant to Rule 424(b)(3)
Registration No. 333-259679
PROSPECTUS SUPPLEMENT NO. 3
(to Prospectus dated May 12, 2022)

BENSON HILL, INC.

Primary Offering of
6,553,454 Shares of Common Stock Issuable Upon Exercise of Warrants
Secondary Offering of
29,053,454 Shares of Common Stock
6,553,454 Warrants to Purchase Common Stock

This prospectus supplement supplements the prospectus dated May 12, 2022 (the “Prospectus”), which forms a part of our Registration Statement on Post-Effective Amendment No. 1 to Form S-1 (No. 333-259679, as originally declared effective by the Securities and Exchange Commission (the “SEC”) on October 4, 2021) filed with the SEC on May 5, 2022 and declared effective by the SEC on May 10, 2022. This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K filed with the SEC on July 7, 2022 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the resale by the selling securityholders named in the Prospectus (or their permitted transferees) (the “Selling Securityholders”) of (i)up to 29,053,454 shares of our common stock, par value $0.0001 per share (the “Common Stock”), including (a) 6,553,454 shares of Common Stock that may be issued upon exercise of the Private Placement Warrants (as defined below) and (b)22,500,000 shares of Common Stock, which were issued to certain of the Selling Securityholders in private placements pursuant to the terms of certain Subscription Agreements (as defined in the Prospectus) in connection with, and immediately prior to the consummation of, the Business Combination (as defined in the Prospectus), and (ii)up to 6,553,454 warrants to purchase shares of Common Stock (the “Private Placement Warrants”) originally issued in a private placement that closed concurrently with Star Peak Corp II’s initial public offering. The Prospectus and this prospectus supplement also relate to the issuance by us of up to 6,553,454 shares of Common Stock that are issuable upon exercise of the Private Placement Warrants.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Common Stock is listed on the New York Stock Exchange (the “NYSE”) under the symbol “BHIL.” On July 11, 2022, the closing price of our Common Stock was $3.00. The Private Placement Warrants are not currently expected to be listed for trading on the NYSE.

We are an “emerging growth company” under applicable federal securities laws and are subject to reduced public company reporting requirements as a result.

Investing in our securities involves risks. See the section entitled “Risk Factors” beginning on page 13 of the Prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is July 11, 2022.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported):    June 30, 2022
BENSON HILL, INC.
(Exact name of registrant as specified in its charter)

Delaware	001-39835	85-3374823
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)
1001 North Warson Rd.
St. Louis, Missouri 63132
(Address of principal executive offices)
(314) 222-8218
(Registrant’s telephone number, including area code)
Not Applicable
(Former name or former address, if changed since last report)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:
☐    Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐    Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐    Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐    Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of exchange on which registered
Common stock, $0.0001 par value	BHIL	The New York Stock Exchange
Warrants exercisable for one share of common stock at an exercise price of $11.50	BHIL WS	The New York Stock Exchange
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company    ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.    ☐

Item 2.03.	Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

On June 30, 2022 (the “Borrowing Date”), Benson Hill, Inc. (the “Company”) and its directly or indirectly wholly-owned subsidiaries Benson Hill Holdings, Inc., BHB Holdings, LLC, DDB Holdings, Inc., Dakota Dry Bean Inc., Benson Hill Ingredients, LLC, Benson Hill Seeds Holding, Inc., Benson Hill Seeds, Inc., Benson Hill Fresh, LLC, J&J Produce, Inc., J&J Southern Farms, Inc., and Trophy Transport, LLC (the Company and such subsidiaries are each individually referred to as a “Borrower” and are all collectively referred to as the “Borrowers”), entered into a Joinder and First Amendment to Loan Documents (the “Joinder and First Amendment”) with Avenue Capital Management II, L.P., as administrative agent and collateral agent (the “Agent”); and Avenue Venture Opportunities Fund, L.P., Avenue Venture Opportunities Fund II, L.P., Avenue Sustainable Solutions Fund, L.P., Avenue Global Dislocation Opportunities Fund, L.P., and Avenue Global Opportunities Master Fund LP (each individually referred to as a “Lender” and all collectively as the “Lenders”). The Joinder and First Amendment amends the Loan and Security Agreement among the Borrowers (other than Benson Hill Ingredients, LLC), the Lenders, and Agent entered into December 29, 2021 (as amended, restated, or supplemented from time to time, the “Loan Agreement”), which was previously filed as Exhibit 10.1 to the Current Report on Form 8-K filed on January 4, 2022.

Benson Hill Fresh Holdings, LLC had been a party to the Loan Agreement as among the “Borrowers” named therein, but with the consent of Agent was dissolved on March 16, 2022.

Pursuant to the Joinder and First Amendment:

•Benson Hill Ingredients, LLC joined in the Loan Agreement as among the “Borrowers.”

•The definition of Gross Margin, which is a component of the milestone applicable to extension of the interest-only period of the Loan from 12 to 24 months from the initial closing and which is a component of the milestone applicable to extension of the maturity date of the Loan from 36 to 42 months, is amended to exclude the financial impact from any “qualified” derivative hedging transactions, where such transactions are “qualified” by reason of the hedging impact thereof being temporal in nature;

•The definition of Conversion Price is amended to the lowest of (i) such amount as was confirmed in that certain Proposal from the Agent to the Company dated June 17, 2022; (ii) in the case of any “equity purchase commitments” and/or “at-the-market” or similar transactions which result in the realization by the Company of gross proceeds of $20,000,000 or more over any period of 14 consecutive Trading Days prior to September 30, 2022, the VWAP for such 14 day period, where VWAP means the volume-weighted average price of the Company’s Common Stock for the 14 consecutive trading days through and including the applicable date; and (iii) the effective price per share of any bona fide equity offering which closes after June 30, 2022 and prior to September 30, 2022, and the parties agreed upon the methodology for calculation of the effective price per share of any bona fide equity offering which consists of the sale of units consisting of capital stock and warrants; and

•The definition of Exercise Price is amended to the lowest of (i) such amount as was confirmed in that certain Proposal from the Agent to the Company dated June 17, 2022; (ii) in the case of any “equity purchase commitments” and/or “at-the-market” or similar transactions which result in the realization by the Company of gross proceeds of $20,000,000 or more over any period of 14 consecutive Trading Days prior to September 30, 2022, the VWAP for such 14 day period, where VWAP means the volume-weighted average price of the Company’s Common Stock for the 14 consecutive trading days through and including the applicable date; and (iii) the effective price per share of any bona fide equity offering which closes after June 30, 2022 and prior to September 30, 2022, and the parties agreed upon the methodology for calculation of the effective price per share of any bona fide equity offering which consists of the sale of units consisting of capital stock and warrants.

On June 30, 2022, the Borrowers borrowed the aggregate sum of $20.0 million under Tranche 2 of the Loan Agreement. Thus, pursuant to the Loan Agreement the Lenders have loaned to the Borrowers the aggregate principal sum of $100.0 million, and at this time the unpaid principal balance of the loan described in the Loan Agreement is $100.0 million.

The other material terms of the Loan Agreement remain effective as described in the Company’s Current Report on Form 8-K filed on January 4, 2022. The foregoing description of the Loan Agreement and the Joinder and First Amendment does not purport to be complete and is qualified in its entirety by reference to the text of the Loan Agreement, which was previously filed as Exhibit 10.1 to the Current Report on Form 8-K filed on January 4, 2022, and the Joinder and First Amendment, which is filed as Exhibit 10.1 to this Current Report on Form 8-K, and are incorporated herein by reference.

Item 9.01.	Financial Statements and Exhibits.
(d) Exhibits.

Exhibit No.	Description
10.1†	Joinder and First Amendment to Loan Documents, dated June 30, 2022, by and among the Company, certain of the Company’s direct and indirect wholly-owned subsidiaries, the Agent, and the Lenders
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)
† Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(6). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the Securities and Exchange Commission upon its request.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BENSON HILL, INC.

By:	/s/ Dean Freeman
Dean Freeman
Chief Financial Officer
(Principal Financial Officer)
Date: July 7, 2022